DENTED BRICK DISTILLERY

SALT LAKE CITY DISTILLERY, LLC DBA DENTED BRICK DISTILLERY

FINANCIAL STATEMENTS (UNAUDITED)

YEARS ENDED DECEMBER 31, 2018 AND 2017

SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

SALT LAKE CITY DISTILLERY, LLC DBA DENTED BRICK DISTILLERY

YEARS ENDED DECEMBER 31, 2018 AND 2017

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TO THE MEMBERS
SALT LAKE CITY DISTILLERY, LLC DBA DENTED BRICK DISTILLERY

Report on the Financial Statements

We have reviewed the accompanying financial statements of Salt Lake City Distillery, LLC dba Dented Brick Distillery, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, the Company has incurred losses and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
September 17, 2019

SALT LAKE CITY DISTILLERY, LLC DBA DENTED BRICK DISTILLERY

BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Cash	$ 2,296	$ 40,435
Accounts receivable	86,592	6,632
Inventory	314,191	169,890
Other current assets	2,917	-
	405,996	216,957
PROPERTY AND EQUIPMENT		
Land	165,000	165,000
Buildings	1,565,522	1,565,522
Building improvements	18,042	18,042
Distillery equipment	827,274	823,852
Barrels	25,208	11,900
Computer and software	6,118	6,118
Furniture and fixtures	4,477	4,477
	2,611,641	2,594,911
Less: Accumulated depreciation and amortization	(503,440)	(326,882)
	2,108,201	2,268,029
OTHER ASSETS		
Security deposits	848	848
Interest deposit	180,000	-
	180,848	848
	$ 2,695,045	$ 2,485,834

LIABILITIES

	2018	2017
CURRENT LIABILITIES		
Accounts payable	$ 266,313	$ 87,913
Deferred revenue	43,200	-
Other payables	7,192	441
Accrued interest payable	19,065	-
Note payable	180,000	-
Current portion of long-term debt	38,350	16,629
	554,120	104,983
LONG-TERM DEBT	2,108,584	2,146,934

MEMBERS' EQUITY

	2018	2017
MEMBERS' EQUITY	32,341	233,917
	$ 2,695,045	$ 2,485,834

See the accompanying Independent Accountants' Review Report and notes.

SALT LAKE CITY DISTILLERY, LLC DBA DENTED BRICK DISTILLERY

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUES		
Cased goods	$ 381,348	$ 154,208
Tours and tastings	7,970	10,798
Other income	7,431	12,020
	396,749	177,026
COST OF GOODS SOLD	286,339	195,644
GROSS PROFIT (LOSS)	110,410	(18,618)
SALES AND OPERATING EXPENSES		
Advertising	54,630	105,485
Bad debt	347	858
Bank and credit card fees	6,436	3,669
Computers and office	10,116	14,362
Consulting and outside services	127,455	62,672
Depreciation and amortization	54,666	54,666
Dues and subscriptions	3,113	6,601
Facilities	12,824	60,653
Insurance	15,520	10,772
Marketing	58,269	44,871
Miscellaneous	16,676	9,919
Postage and shipping	21,466	18,558
Repairs and maintenance	8,164	12,835
Salaries and wages	179,342	184,412
Selling expenses	1,096	14,709
Seminars, conferences and training	5,000	128
Taxes and licenses	26,885	22,293
Telecommunications	2,439	1,349
Travel and entertainment	45,417	16,565
Warehouse and shipping	14,102	1,253
	663,963	646,630
LOSS FROM OPERATIONS	(553,553)	(665,248)
OTHER EXPENSES		
Interest expense	200,380	142,916
Factoring expense	9,106	-
	209,486	142,916
NET LOSS	(763,039)	(808,164)
MEMBERS' EQUITY - BEGINNING OF YEAR	233,917	414,513
EQUITY IN LIEU OF COMPENSATION	3,000	5,800
MEMBER CONTRIBUTIONS	558,463	621,768
MEMBERS' EQUITY - END OF YEAR	$ 32,341	$ 233,917

See the accompanying Independent Accountants' Review Report and notes.

SALT LAKE CITY DISTILLERY, LLC DBA DENTED BRICK DISTILLERY

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (763,039)	$ (808,164)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back items not affecting cash:		
Bad debt	347	858
Depreciation and amortization	176,558	174,157
Equity in lieu of compensation	3,000	5,800
Changes in operating assets and liabilities:		
Accounts receivable	(80,307)	19,123
Inventory	(144,301)	(60,902)
Other current assets	(2,917)	-
Interest deposit	(180,000)	-
Accounts payable	178,400	36,962
Deferred revenue	43,200	-
Other payables	6,751	441
Accrued interest payable	19,065	-
Net cash used in operating activities	(743,243)	(631,725)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of equipment	(16,730)	(9,849)
Net cash used in investing activities	(16,730)	(9,849)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings (payments) on long-term debt	(16,629)	13,524
Proceeds from note payable	180,000	-
Member contributions	558,463	621,768
Net cash provided by financing activities	721,834	635,292
NET DECREASE IN CASH	(38,139)	(6,282)
CASH - BEGINNING OF YEAR	40,435	46,717
CASH - END OF YEAR	$ 2,296	$ 40,435

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	2018	2017
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 181,315	$ 142,916

See the accompanying Independent Accountants' Review Report and notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Salt Lake City Distillery, LLC dba Dented Brick Distillery (the Company) was formed in March 2012 in the State of Utah. The Company is dedicated to producing fine handcrafted spirits. While the Company sells locally in Salt Lake City, it also has contracted with national wholesalers to distribute across 11 states in the United States.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

The Company's accounts receivable are due from product wholesale customers which are comprised of State Liquor Authorities and sizeable, often multi-state distributors. Credit is extended based on an evaluation of the customer's financial condition. Accounts receivable are generally due within 60 days and are stated at amounts due from customers. There was no allowance for doubtful accounts at December 31, 2018 and 2017.

Inventory

Inventory is stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method.

Revenue Recognition

The Company recognizes revenue from product wholesale transactions with distributors at the time of shipment once there are no unfulfilled obligations that affect the customer's final acceptance of the arrangement and with due provision for potential returned products. In certain transactions, product is held on consignment and revenue is recognized at the time of sale. Retail direct sales are recognized as revenue at the time of sale. Related sales tax collected from customers is remitted to the appropriate state and is not included in revenues.

Advertising and Marketing

The Company has marketed their business concept utilizing various forms of media. The Company expenses marketing costs as incurred. Advertising and marketing expenses were $112,899 and $150,356, respectively, for the years ended December 31, 2018 and 2017.

Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation and amortization of property and equipment are provided by use of the straight-line method over the following estimated useful lives of the assets. Distillery equipment and furniture and fixtures have estimated useful lives of seven years. Buildings and building improvements are amortized over the useful life of the asset or 30 years. Barrels, computers and software have estimated useful lives of five years. Depreciation and amortization expense was $176,558 and $174,157 for the years ended December 31, 2018 and 2017, respectively. In the accompanying Statements of Operations and Members' Equity, $121,892 and $119,491 of depreciation and amortization has been included in cost of goods sold for the years ended December 31, 2018 and 2017, respectively.

Membership Unit Based Compensation

The Company issued units of the Company in lieu of compensation during the years ended December 31, 2018 and 2017. The Company accounts for all transactions under which individuals receive such units in accordance with GAAP. GAAP requires the fair value measurement of all unit-based payments and recognition of these expenses in the statement of operations. The Company valued the units based on the most recent unit offering price.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as a partnership. In lieu of Federal income and state taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements.

The Company files income tax or information returns in the U.S. Federal jurisdiction and various states including the State of Utah.

Subsequent Events

The Company evaluated subsequent events through September 17, 2019, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. CONCENTRATIONS

A portion of the Company's business is dependent on contracts with state beverage control administrations, which manage and regulate all production and sale of alcohol within their respective state. Another large portion of the Company's business is with distribution companies and wholesalers. For the year ended December 31, 2018, approximately 70% of revenues were attributable to contracts with two parties. For the year ended December 31, 2017, approximately 56% of revenues were attributable to a contract with one customer. As of December 31, 2018 and 2017, approximately 82% of accounts receivable was from three customers, and 100% of accounts receivables was from one customer, respectively.

As of December 31, 2018 and 2017, 37% of accounts payable was from two vendors, and 56% of accounts payable was from three vendors, respectively.

3. FACTORING

As of December 31, 2018, the Company had a factoring agreement with a third party financial partner to finance certain trade receivables. Factoring fees for the sale of certain trade receivables were recorded in other expenses and amounts outstanding to the third party financial partner are included in other payables. As of December 31, 2018, there was $7,446 of trade receivables factored to the third party financial partner, which is included in accounts receivable on the 2018 Balance Sheet.

4. INVENTORY

At December 31, 2018 and 2017, inventory consisted of the following:

	2018	2017
Raw materials	$ 208,382	$ 137,447
Work in process	-	7,351
Finished goods	105,809	25,092
	$ 314,191	$ 169,890

5. INTEREST DEPOSIT

During December 2018, the Company closed on new debt of $3,000,000. The debt agreement required an interest reserve deposit of one year of interest at 6% per annum, or $180,000, to be paid into escrow. As of the date of issuance of these financial statements the new debt has not been funded and the final terms have not been set.

6. DEFERRED REVENUE

As of December 31, 2018, the Company had deferred revenue of $43,200. Deferred revenue is recognized from customers prepaying for barrels of whiskey. Revenue will be recognized for these transactions upon completion of the whiskey production.

7. NOTE PAYABLE

As of December 31, 2018, the Company had an outstanding note payable in the amount of $180,000. The note was owed to an individual and will be repaid once the new debt noted in Footnote 5 is funded. As of December 31, 2018, the note accrued interest of $19,065. The interest rates on the note payable were 10% interest on the principal balance and 12% compounded monthly on any unpaid principal balance after the maturity date. The note payable was due on December 27, 2018.

8. LONG-TERM DEBT

As of December 31, 2018 and 2017, the Company had an outstanding balance to two lending institutions totaling $2,146,934 and $2,163,563, respectively. The debt is payable in regular monthly installments of $17,478 and includes interest of prime plus 2.75% per annum (8.25% as of December 31, 2018). The debt is collateralized by the building and certain equipment of the Company with an approximate net book value of $2,084,000, is personally guaranteed by a member of the Company and a related party, and matures in February 2041. Future maturities of long-term debt are as follows:

YEAR ENDING DECEMBER 31	
2019	$ 38,350
2020	37,162
2021	40,347
2022	43,804
2023	47,558
Thereafter	1,939,713
	$ 2,146,934

9. MEMBERS' EQUITY

The Company raised $558,463 and $621,768 in member contributions through the issuance of 456 and 661 units during the years ended December 31, 2018 and 2017, respectively.

During the years ended December 31, 2018 and 2017, the Company issued 2.21 units and 4 units, respectively, to vendors for services provided in lieu of compensation. The units were fully vested at the grant date.

The Company has authorized the issuance of 7,700 units of which 7,000 are capital units and 700 are profits units.

As of December 31, 2018 and 2017, the Company has 116.5 profits units outstanding. Profits units constitute equity interest in the Company and are fully vested at the grant date. Participants are entitled to distributions of the profits units once each holder of a common unit has been distributed $2,100,000. In the event a participant ceases to be a full-time employee of the Company for reasons other than those specified in the award agreement, the Company shall have an exclusive option to repurchase up to 100% of the participant's profit units, but only with respect to those repurchase units that have not been released from the repurchase option on the participant's last day of service at a price equal to the participant's positive capital account balance attributable to the unreleased units. So long as the participant continues to be a full-time employee of the Company, repurchase units will be released evenly over a two year period from the repurchase option beginning on the day that is three months following the grant date, continuing on the last day of each successive three month period and ending on the two year anniversary of the grant date. Under certain circumstances defined in the award agreement all unreleased units will be released from the repurchase option at the occurrence of those events as defined.

10. RELATED PARTY TRANSACTIONS

The Company shares several investors with OTW Safety. The related party manufactures and distributes safety equipment for airports, crowd control, and construction companies. This entity also serves as guarantor on Company debt.

11. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the satisfaction of liabilities in the normal course of business.

The Company has incurred accumulated losses from operations of approximately $2,400,000, which among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of member units, its ability to generate profitable revenue from its operations and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

12. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for the year ending December 31, 2019. The Company is currently in process of evaluating the impact of adoption of this ASU on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. The ASU requires all leases with terms more than 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance leases or operating leases. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the Company for the fiscal year ending December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the financial statements.

Management is assessing other recently issued accounting pronouncements and does not expect them to have a significant impact on the Company's financial statements.